UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
SPECIALIZED DISCLOSURE REPORT
CONFLICT MINERALS
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HAVERTY FURNITURE COMPANIES, INC.
(Exact name of registrant as specified in its charter)

Maryland	1-14445	58-0281900
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

780 Johnson Ferry Road, Suite 800, Atlanta, Georgia 30342
(Address of principal executive officers) ( Zip Code)
Janet E. Taylor (404) 443-2900
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01  Conflict Minerals Disclosure and Report

(b)  Conflict Minerals Disclosure

Haverty Furniture Companies, Inc. ("Havertys," "we," "our," or "us") is a retailer of home furnishings, including living room furniture, dining room furniture, bedroom furniture, bedding, media rooms, home offices and related accessories.  We purchase the products we sell from a number of sources and may specify terms with the supplier that do not directly relate to the manufacturing of the product and have our brand or logo affixed to their products.  We also work with certain suppliers to have products manufactured to our design and specifications.  These products may contain Conflict Minerals (as defined below) necessary to their functionality.

In 2013, Havertys developed policies and procedures consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals for Conflict-Affected and High-Risk Areas, including both Supplements on Tin, Tantalum and Tungsten, and the Gold Supplement (Second Edition 2013) (the "Guidance") for supply chain diligence relating to columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (collectively, "Conflict Minerals").

In accordance with the requirements of Rule 13p-1 (the "Rule") under the Securities Exchange Act of 1934, as amended, and the Instructions to Form SD, we undertook a reasonable country of origin inquiry ("RCOI") to survey our supply chain for calendar year 2014 to determine (i) whether any of the products manufactured or contracted to be manufactured by us included components, parts or products which contained Conflict Minerals necessary to the product's generally expected functions, use, purpose or production and (ii) whether any necessary Conflict Minerals were sourced from the Democratic Republic of Congo and adjoining countries identified in the Rule (the "Covered Countries").

In connection with the survey, we (i) evaluated our products for calendar year 2014 that we contract to be manufactured to determine which contained necessary Conflict Minerals, (ii) based upon such evaluation, identified the relevant suppliers for the applicable components and parts, (iii) distributed a standard questionnaire to each of such suppliers requesting information on Conflict Minerals in the components, parts or products supplied to us, (iv) sought and obtained written certifications from each such supplier with respect to calendar year 2014 containing representations as to the source and origin of the necessary Conflict Minerals contained in the relevant products.  Where necessary, we followed-up with phone calls and other correspondence with our suppliers to obtain their response to our questionnaire and to clarify certain information.

Based upon our review of the questionnaires, certifications and other information received from one of our surveyed suppliers, Havertys is unable to conclude that (i) the necessary Conflict Minerals in its products did not originate in the Covered Countries, or (ii) it has no reason to believe that its necessary Conflict Minerals may have originated in the Covered Countries, or (iii) it reasonably believes that all of the necessary Conflict Minerals in its products did come from recycled or scrap sources.  Given that the results of its RCOI efforts were inconclusive, the Company proceeded to the due diligence stage of the inquiry as required by Form SD and has filed herewith a Conflict Minerals Report, which is attached as Exhibit 1.01 to this Form SD.

Item 1.02     Exhibits

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01    Exhibits

               Exhibit 1.01  Conflict Minerals Report, as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HAVERTY FURNITURE COMPANIES, INC.

May 28, 2015	By:
Clarence H. Smith Chairman of the Board, President and Chief Executive Officer